FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Appointed Exclusive Master Distributor of
BooKoo®Energy Drinks
throughout Canada

Vancouver, Canada, April 30, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, and BooKoo Beverages are pleased to announce the appointment of Leading Brands of Canada, Inc. as the exclusive, master distributor of BooKoo energy drinks throughout Canada.

Founded in 2002, BooKoo Beverages has made significant contributions in the fast growing energy drink category. They were the first to introduce a 24oz can in 2004. Soon thereafter, a compact, super-concentrated 5.75oz can, BooKoo SHOT, was introduced to consumers in search of a quick boost of energy without the bulk. With a growing number of distributors as well as a top 10 ranking in 2006 in the U.S. Energy Drink category (as measured by A.C. Nielsen), BooKoo is definitely on the right strategy.

Leading Brands Senior Vice-President of Sales, Patrick Wilson said: “Over the past three years we grew our energy drink portfolio into the number one 16oz offerings in the country. 24 oz packages are now the fastest growing segment of that fast growing category. With this new relationship we take an important first step towards recapturing our position in the market.”

“Boo-Koo energy drinks have been available for sale in Ontario for a year now and have several important convenience chain listings that Leading Brands will be able to expand upon as it rolls out the brand across Canada this Spring and Summer” said Jeff Jonke, Senior Vice-President of Sales for BooKoo Beverages.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO™ Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com